Black Sands Entertainment I EB, a series of Wefunder

SPV, LLC (the "Company") a Delaware Limited

Liability Company

Unaudited Financial Statements

For the Years Ended December 31, 2023



Unaudited

Black Sands Entertainment I EB, a series of Wefunder SPV, LLC Balance Sheet

As of December 31, 2023
(Unaudited)

Balance Sheet	2023
Assets	
Current Assets:	
Cash and cash equivalents	$0.0
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$0.0**
Securities	$495,325.00
Property and equipment - net	$0.00
Total assets	**$495,325.00**
Liabilities and Stockholders Equity	
Current liabilities:	
Accounts payable	$0.00
Accured expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of units issued	$495,325.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$495,325.00**
Total liabilities and stockholders' equity:	**$495,325.00**

Black Sands Entertainment I EB, a series of Wefunder SPV, LLC Income Statement

For the Years Ended December 31, 2023
(Unaudited)

Income Statement	2023
Assets	
Current Assets:	
Revenue - net	$0.00
Cost of revenue	$0.00
Prepaid expenses and other assets	$0.00
Gross profit/loss	**$0.00**
Operating Expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

Black Sands Entertainment I EB, a series of Wefunder SPV, LLC Statement of Cash Flows

For the Years Ended December 31, 2023
(Unaudited)

Statement of Cash Flows	2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$495,325.00
Cash flows from investing activities	($495,325.00)
Cash at beginning of period	0.00
Net increase/decrease in cash	0.00
Cash at the end of period	$495,325.00

Black Sands Entertainment I EB, a series of Wefunder SPV, LLC Statement of Changes in Equity

For the Years Ended December 31, 2023
(Unaudited)

Statement of Changes in Equity	2023
Operating Balance	$495,325.00
Net profit/loss	$0.00
Units Issued	495,325.00
Ending Balance	**$495,325.00**

Black Sands Entertainment I EB, a series of Wefunder SPV, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Black Sands Entertainment I EB, a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on April 10, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
Black Sands Entertainment I EB, a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in Black Sands Entertainment Inc. in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of Black Sands Entertainment Inc. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.